SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

January 13, 2014

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period January 10, 2014 to January 13, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster

Name:	Stephen Foster

Title:	Company Secretary

Date:	January 13, 2014

To:	Market Announcement Office

Australian Securities Exchange

Public Announcement 2014 – 3AWC

Alcoa Fourth Quarter Earnings Results

Alumina Limited notes Alcoa Inc’s (“Alcoa”) quarterly earnings release and attaches it for reference. Relevant market data to assist readers in understanding the market, operational and commercial matters of Alcoa World Alumina & Chemicals (“AWAC”) is attached.

Alumina Limited’s recently appointed CEO, Peter Wasow, commented, “It was another tough quarter for the industry, though spot alumina prices were more resilient than aluminium prices. AWAC’s margins for alumina slightly improved due to ongoing productivity and cost control.”

AWAC’s production of alumina was 4.0 million tonnes for the fourth quarter and 15.8 million tonnes for 2013.

Alumina Limited has also earlier today released an announcement regarding the resolution of the US Government investigations regarding the Alba matter and that Alumina Limited expects to record a pre-tax credit for the second half of 2013 of approximately US$13 million in relation to these settlements.

Included in Alcoa’s US GAAP result were non cash write-offs of US$13 million pre-tax relating to various AWAC capital projects and US$30 million pre-tax relating to goodwill on acquisition. Alumina Limited expects the write-off of the goodwill will be reversed under Australian Accounting Standards.

Alumina Limited received a fourth fully franked dividend of US$25 million and distributions of US$3 million during the fourth quarter. The total of dividends and distributions received by Alumina Limited during 2013 was US$107 million.

During the fourth quarter, Alumina Limited did not contribute any capital to AWAC or provide any further equity contributions to Ma’aden.

Alumina Limited’s net debt was approximately $135 million at the end of December 2013.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2012.

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Shareholder Enquiries

For investor enquiries:	For media enquiries:

Chris Thiris Chief Financial Officer	Scott Hinton Hinton and Associates
Phone: +61 3 8699 2603	Phone:	+61 3 9600 1979
chris.thiris@aluminalimited.com	Mobile:	+61 419 114 057

Ben Pitt Investor Relations Manager Phone: +61 3 8699 2609 ben.pitt@aluminalimited.com

/s/ Stephen Foster
Stephen Foster
Company Secretary
10 January 2014

Investor Contact	Media Contact
Kelly Pasterick	Monica Orbe
(212) 836-2674	(212) 836-2632
Kelly.Pasterick@alcoa.com	Monica.Orbe@alcoa.com

Alcoa Reports Strong Full-Year 2013 Profit Up from 2012,

Excluding Special Items;

Alcoa Addresses Legacy Matters

2013 Revenue of $23.0 billion Driven by Value-Add Businesses;

Generated Positive Free Cash Flow for Fourth Consecutive Year

Forecasting 7 Percent Growth in Global Aluminum Demand in 2014

4Q 2013 Highlights

•	Net loss of $2.3 billion, or $2.19 per share; excluding special items, net income of $40 million, or $0.04 per share

•	$1.7 billion in non-cash goodwill impairment tied to legacy smelting acquisitions

•	Solid revenue of $5.6 billion, despite 7 percent lower realized aluminum prices year-over-year

•	Engineered Products and Solutions fourth quarter record after-tax operating income, up 20 percent year-over-year

•	Upstream business improves performance for ninth consecutive quarter

•	Cash from operations of $920 million, up $706 million sequentially

•	Positive free cash flow of $498 million

•	Strong liquidity with $1.4 billion cash on hand and the lowest year-end net debt since December 2006

•	Record low 20 days working capital, a year-over-year decrease of 4 days, equal to approximately $240 million of cash

Full-Year 2013 Highlights

•	Net loss of $2.3 billion, or $2.14 per share

•	Excluding special items, net income of $357 million, or $0.33 per share, up 36 percent from 2012

•	Revenue of $23.0 billion

•	Record results in Engineered Products and Solutions

•	Cash from operations of $1.6 billion

•	Free cash flow of $385 million; fourth consecutive year of positive free cash flow generation

•	$1.1 billion in year-over-year productivity gains

•	16 percent of Alcoa global smelting capacity offline

New York, Jan. 9, 2014 – Alcoa (NYSE:AA) today reported solid operating performance in the fourth quarter and full-year 2013 as the Company’s repositioning gains traction, offset by special items primarily to address legacy matters in the Primary Metals business. As a result, Alcoa reported a fourth quarter 2013 net loss of $2.3 billion, or $2.19 per share.

Special items in fourth quarter 2013 totaled $2.4 billion and included a non-cash goodwill impairment of $1.7 billion related to Primary Metals. The impairment has no impact on the Company’s liquidity and does not affect the ongoing operating performance of Primary Metals.

Excluding the negative impact of special items, Alcoa reported net income of $40 million, or $0.04 per share, in fourth quarter 2013. Engineered Products and Solutions (EPS) reported record fourth quarter after-tax operating income (ATOI), the upstream business improved performance for the ninth consecutive quarter, and all business segments produced productivity gains in the fourth quarter. The Company reported fourth quarter revenue of $5.6 billion.

“We delivered strong operating performance in the fourth quarter, led by record downstream profitability, as our strategy to build-out the value-add businesses and lower the cost base in the commodity segment gains traction,” said Klaus Kleinfeld, Alcoa Chairman and Chief Executive Officer. “In addition, we put a number of legacy matters behind us, clearing a path for Alcoa’s continued transformation in 2014.” Kleinfeld added, “We started growing our value-add businesses and lowering the cost base of our commodity businesses at the height of the economic crisis. Today, this transformation is paying off, with the value-add businesses driving 57 percent of our revenues and 80 percent of our segment profits.”

Alcoa’s value-add businesses comprise EPS and Global Rolled Products.

In 2014, Alcoa projects global growth in the aerospace (7 percent to 8 percent), automotive (1 percent to 4 percent), packaging (2 percent to 3 percent), and building and construction (4 percent to 6 percent) markets. After a strong 2013, Alcoa projects a steady commercial transportation market (-1 percent to 3 percent), and a decline in the industrial gas turbine market (-8 percent to -12 percent) on lower orders for new gas turbines and spare parts.

Alcoa sees global aluminum demand growth of 7 percent in 2014, after 7 percent growth in 2013.

Fourth Quarter 2013 Results

Alcoa reported a fourth quarter 2013 net loss of $2.3 billion, or $2.19 per share, compared to net income of $24 million, or $0.02 per share, in third quarter 2013 and $242 million, or $0.21 per share, in fourth quarter 2012. Adjusted EBITDA in fourth quarter 2013 was $565 million, compared to $675 million in third quarter 2013 and $597 million in fourth quarter 2012.

Special items in fourth quarter 2013 reflect the results of the goodwill impairment analysis that the Company performs annually. As a result of this analysis, the Company recorded a non-cash goodwill impairment of $1.7 billion related to its Primary Metals business for goodwill arising primarily from the acquisitions of Alumax Inc. (1998) and Reynolds Metals Company (2000), which included significant smelting assets. The impairment is a result of unfavorable trends that impact the estimated fair value of the Primary Metals business such as lower metal prices, reduced operating margins and increased discount rates.

Other special items in fourth quarter 2013 included:

•	$361 million of non-cash discrete tax items, primarily for valuation allowances recorded against certain deferred tax assets whose benefits are unlikely to be realized, largely due to reduced earnings in the Primary Metals business;

•	$13 million non-cash charge to write-off certain upstream capital projects no longer being pursued;

•	$243 million charge in connection with the resolution of the U.S. government investigations of the Alba matter (see “Alba Resolution” below);

•	$46 million of restructuring charges primarily tied to overhead cost reductions across all business segments; and

•	$9 million unfavorable impact tied to the temporary shutdown of one smelter potline at the Ma’aden-Alcoa joint venture project.

Excluding special items, Alcoa reported fourth quarter 2013 net income of $40 million, or $0.04 per share, compared to net income of $120 million, or $0.11 per share, in third quarter 2013. Sequentially, results were affected by lower London Metal Exchange (LME) prices, volume and cost headwinds, somewhat offset by productivity gains. Excluding special items, fourth quarter 2013 results compare to net income of $64 million, or $0.06 per share, in the year-ago period.

Fourth quarter 2013 revenue was $5.6 billion, compared with $5.8 billion sequentially, and $5.9 billion in fourth quarter 2012, as realized aluminum prices declined 1 percent sequentially, and 7 percent year-over-year.

Alcoa generated $498 million in free cash flow in fourth quarter 2013. Cash from operations was $920 million, up from $214 million sequentially. The Company achieved an all-time low in days working capital at 20 days, four days lower than fourth quarter 2012. This milestone was the 17th successive year-over-year improvement in days working capital and equates to approximately $240 million in cash.

Alcoa also maintained its strong liquidity position, ending the quarter with $1.4 billion cash on hand, up from $1.0 billion in third quarter 2013.

2013 Full-Year Results

In 2013, Alcoa reported a net loss of $2.3 billion, or $2.14 per share, compared to 2012 net income of $191 million, or $0.18 per share.

Excluding the impact of special items, 2013 net income was $357 million, or $0.33 per share, a 36 percent increase from $262 million, or $0.24 per share, in 2012. Full year net income, excluding special items, increased on record EPS profitability and productivity savings, partially offset by cost increases and lower metal prices.

Revenue in 2013 was $23.0 billion, compared to $23.7 billion in 2012 as realized aluminum prices declined 4 percent year-over-year.

Alcoa executed against its financial targets, and for full-year 2013, delivered $385 million in free cash flow, with cash from operations of $1.6 billion. This is the fourth consecutive year Alcoa has generated positive free cash flow even as LME prices reached four-year lows.

Alcoa achieved $1.1 billion year-over-year productivity savings exceeding a $750 million annual target; managed growth capital expenditures of $407 million against a $550 million annual plan and controlled sustaining capital expenditures of $786 million against a $1.0 billion annual plan. Progress on the Saudi Arabia joint venture project is on track with $159 million invested in 2013 against a $350 million annual plan.

The Company reduced its total debt from $8.8 billion in 2012, to $8.3 billion in 2013, with year-end net debt of $6.9 billion, the lowest since December 2006. Alcoa’s debt-to-capital ratio stood at 38.1 percent; excluding the impact of the goodwill impairment and deferred tax valuation allowances, debt-to-capital was 34.8 percent. Net debt-to-capital stood at 33.7 percent.

Segment Information

Engineered Products and Solutions

ATOI was a fourth quarter record of $168 million, down $24 million sequentially and up $28 million, or 20 percent, year-over-year. Sequentially, seasonal cost increases and unfavorable volume and price/mix were somewhat offset by continued productivity improvements. Days working capital improved by 3 days to a new record low.

Global Rolled Products

ATOI in the fourth quarter was $21 million, down from $71 million in third quarter 2013, and $77 million in fourth quarter 2012. Sequentially, seasonal volume and pricing headwinds in packaging, lower aerospace volumes and mix, partially due to high OEM plate inventories, as well as lower industrial volumes and prices were somewhat offset by record automotive shipments. Days working capital was a record at 30 days, an improvement of 6 days compared with fourth quarter 2012.

Alumina

ATOI in the fourth quarter was $70 million, up from $67 million in third quarter 2013, and up from $41 million in fourth quarter 2012. The sequential increase was driven by strong productivity savings and energy efficiency improvements, benchmark production levels, and sales at Alumina Price Index-based pricing, despite higher energy costs and lower LME-based prices. Adjusted EBITDA per metric ton was $46, up from $44 in third quarter 2013 and up from $36 in fourth quarter 2012. Days working capital remained at record lows, improving by 5 days compared with fourth quarter 2012.

Primary Metals

ATOI in the fourth quarter was negative $35 million compared to $8 million in third quarter 2013 and $316 million in fourth quarter 2012, which included a $275 million gain on the Tapoco Hydroelectric Project asset sale. Lower LME and regional premium prices combined with a potline outage at the Ma’aden-Alcoa joint venture to drive the sequential decline, while strong productivity improvements and broad cost cutting offset higher seasonal energy and other price increases. Third-party realized price in the fourth quarter was $2,157 per metric ton, down 1 percent sequentially. Adjusted EBITDA per metric ton decreased to $87 from $154 in third quarter 2013, and down from $214 in fourth quarter 2012. Days working capital improved by 4 days compared with fourth quarter 2012, to a record 15 days.

Alba Resolution

Earlier today, Alcoa announced the resolution of the investigations by the U.S. Department of Justice (DOJ) and the U.S. Securities and Exchange Commission (SEC) regarding certain legacy alumina contracts with Aluminium Bahrain B.S.C. (Alba).

The settlement with the DOJ was reached with Alcoa World Alumina LLC (AWA). AWA is a company within Alcoa World Alumina and Chemicals (AWAC), the unincorporated bauxite mining and alumina refining venture between Alcoa Inc. and Alumina Limited. As part of the DOJ resolution, AWA will pay a total of $223 million, including a fine of $209 million payable in five equal installments over four years. The first installment of $41.8 million, plus a one-time administrative forfeiture of $14 million, will be paid in the first quarter of 2014, and the remaining installments of $41.8 million each will be paid in the first quarters of 2015-2018. The $223 million amount is within the range previously disclosed by Alcoa. During the second quarter of 2013, Alcoa recorded a $103 million charge ($62 million after non-controlling interest) for the DOJ investigation. Under the terms of the DOJ resolution, AWA pled guilty to one count of violating the anti-bribery provisions of the Foreign Corrupt Practices Act (FCPA). The DOJ is bringing no case against Alcoa Inc.

Alcoa also settled civil charges filed by the SEC in an administrative proceeding relating to the anti-bribery, internal controls, and books and records provisions of the FCPA. Under the terms of the settlement with the SEC, Alcoa Inc. agreed to a settlement amount of $175 million, but will be given credit for the $14 million one-time forfeiture payment, which is part of the DOJ resolution, resulting in a total cash payment to the SEC of $161 million payable in five equal installments over four years. The first installment of $32.2 million will be paid to the SEC in the first quarter of 2014, and the remaining installments of $32.2 million each will be paid in the first quarters of 2015-2018.

There is no allegation in the filings by the DOJ and there is no finding by the SEC that anyone at Alcoa Inc. knowingly engaged in the conduct at issue. The U.S. Government also recognized Alcoa for its cooperation and compliance efforts.

AWA, owned 60% by Alcoa Inc. and 40% by Alumina Limited, is consolidated by Alcoa for financial reporting purposes. As previously disclosed, under an agreement between Alcoa Inc. and Alumina Limited, the costs (including all associated legal fees) of the settlements with the DOJ and SEC, as well as the $85 million civil settlement with Alba reached in October 2012, will be allocated between Alcoa Inc. and Alumina Limited on an 85% and 15% basis, respectively. As a result of the settlements with the DOJ and the SEC, Alcoa has recorded a charge of $288 million ($243 million after-tax and non-controlling interest, which includes $107 million to reflect the impact of the allocation agreement between Alcoa and Alumina Limited) in the fourth quarter of 2013. Taking into account the fourth-quarter charge, Alcoa has recognized all costs associated with the resolution of the Alba civil suit and related government investigations.

Alcoa will hold its quarterly conference call at 5:00 PM Eastern Time on January 9, 2014 to present the quarter and full-year results. The meeting will be webcast via alcoa.com. Call information and related details are available at www.alcoa.com under “Invest.”

About Alcoa

Alcoa is a global innovation leader in lightweight metals, products and solutions. Its technology, expertise and industry reach continue to advance automotive and aerospace transportation, building and construction, consumer electronics and packaging, defense applications across air, land and sea, and the oil and gas industry. Alcoa pioneered the modern-day aluminum industry 125 years ago and today is a leader in delivering value-add products made from a range of lightweight metals and flat-rolled aluminum. Alcoa is also a world leading producer of primary aluminum, as well as the world’s largest miner of bauxite and refiner of alumina. Alcoa has been a member of the Dow Jones Sustainability Index for 12 consecutive years and approximately 75 percent of all of the aluminum ever produced since 1888 is still in active use today. Alcoa employs approximately 60,000 people in 30 countries around the world.

Forward-Looking Statements

This release contains statements that relate to future events and expectations and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as “anticipates,” “estimates,” “expects,” “forecasts,” “intends,” “outlook,” “plans,” “projects,” “should,” “targets,” “will,” or other words of similar meaning. All statements that reflect Alcoa’s expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements, including, without limitation, forecasts concerning global demand growth for aluminum, end market conditions, supply/demand balances, and growth opportunities for aluminum in automotive, aerospace, and other applications, trend projections, targeted financial results or operating performance, and statements about Alcoa’s strategies, outlook, and business and financial prospects. Forward-looking statements are subject to a number of known and unknown risks, uncertainties, and other factors and are not guarantees of future performance. Important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements include: (a) material adverse changes in aluminum industry conditions, including global supply and demand conditions and fluctuations in London Metal Exchange-based prices (and premiums, as applicable) for primary aluminum, alumina, and other products, and fluctuations in indexed-based and spot prices for alumina; (b) deterioration in global economic and financial market conditions generally; (c) unfavorable changes in the markets served by Alcoa, including aerospace, automotive, commercial transportation, building and construction, distribution, packaging, defense, and industrial gas turbine; (d) the impact of changes in foreign currency exchange rates on costs and results, particularly the Australian dollar, Brazilian real, Canadian dollar, euro, and Norwegian kroner; (e) increases in energy costs, including electricity, natural gas, and fuel oil, or the unavailability or interruption of energy supplies; (f) increases in the costs of other raw materials, including calcined petroleum coke, caustic soda, and liquid pitch; (g) Alcoa’s inability to achieve the level of revenue growth, cash generation, cost savings, improvement in profitability and margins, fiscal discipline, or strengthening of competitiveness and operations (including moving its alumina refining and aluminum smelting businesses down on the industry cost curves and increasing revenues in its Global Rolled Products and Engineered Products and Solutions segments) anticipated from its restructuring programs, productivity improvement, cash sustainability, and other initiatives; (h) Alcoa’s inability to realize expected benefits, in each case as planned and by targeted completion dates, from sales of non-core assets, or from newly constructed, expanded, or acquired facilities, including facilities supplying aluminum-lithium capacity, or from international joint ventures, including the joint venture in Saudi Arabia; (i) political, economic, and regulatory risks in the countries in which Alcoa operates or sells products, including unfavorable changes in laws and governmental policies, civil unrest, or other events beyond Alcoa’s control; (j) the outcome of contingencies, including legal proceedings, government investigations, and environmental remediation; (k) the business or financial condition of key customers, suppliers, and business partners; (l) adverse changes in tax rates or benefits; (m) adverse changes in discount rates or investment returns on pension assets; (n) the impact of cyber attacks and potential information technology or data security breaches; and (o) the other risk factors summarized in Alcoa’s Form 10-K for the year ended December 31, 2012, and other reports filed with the Securities and Exchange Commission. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law.

Non-GAAP Financial Measures

Some of the information included in this release is derived from Alcoa’s consolidated financial information but is not presented in Alcoa’s financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered “non-GAAP financial measures” under SEC rules. These non-GAAP financial measures supplement our GAAP disclosures and should not be considered an alternative to the GAAP measure. Reconciliations to the most directly comparable GAAP financial measures and management’s rationale for the use of the non-GAAP financial measures can be found in the schedules to this release and on our website under the “Invest” section.

Alcoa and subsidiaries

Statement of Consolidated Operations (unaudited)

(in millions, except per-share, share, and metric ton amounts)

	Quarter ended
	December 31, 2012	September 30, 2013	December 31, 2013
Sales	$5,898	$5,765	$5,585

Cost of goods sold (exclusive of expenses below)	4,968	4,798	4,708
Selling, general administrative, and other expenses	277	248	255
Research and development expenses	56	44	57
Provision for depreciation, depletion, and amortization	362	348	350
Impairment of goodwill	—	—	1,731
Restructuring and other charges	60	151	380
Interest expense	120	108	112
Other income, net	(345)	(7)	(10)

Total costs and expenses	5,498	5,690	7,583

Income (loss) before income taxes	400	75	(1,998)
Provision for income taxes	143	31	312

Net income (loss)	257	44	(2,310)

Less: Net income attributable to noncontrolling interests	15	20	29

NET INCOME (LOSS) ATTRIBUTABLE TO ALCOA	$242	$24	$(2,339)

EARNINGS PER SHARE ATTRIBUTABLE TO ALCOA COMMON SHAREHOLDERS:
Basic:
Net income (loss)	$0.23	$0.02	$(2.19)
Average number of shares	1,067,197,166	1,069,565,824	1,070,195,520

Diluted:
Net income (loss)	$0.21	$0.02	$(2.19)
Average number of shares*	1,167,549,803	1,079,332,302	1,070,195,520

Shipments of aluminum products (metric tons)	1,280,000	1,260,000	1,242,000

*	For the quarter ended December 31, 2013, outstanding employee stock options and awards and Alcoa’s convertible notes were not included in the diluted average number of shares as their effect was anti-dilutive. For the quarter ended September 30, 2013, Alcoa’s convertible notes were not included in the diluted average number of shares as their effect was anti-dilutive.

Alcoa and subsidiaries

Statement of Consolidated Operations (unaudited), continued

(in millions, except per-share, share, and metric ton amounts)

	Year ended December 31,
	2012	2013
Sales	$23,700	$23,032

Cost of goods sold (exclusive of expenses below)	20,486	19,286
Selling, general administrative, and other expenses	997	1,008
Research and development expenses	197	192
Provision for depreciation, depletion, and amortization	1,460	1,421
Impairment of goodwill	—	1,731
Restructuring and other charges	87	782
Interest expense	490	453
Other income, net	(341)	(25)

Total costs and expenses	23,376	24,848

Income (loss) before income taxes	324	(1,816)
Provision for income taxes	162	428

Net income (loss)	162	(2,244)

Less: Net (loss) income attributable to noncontrolling interests	(29)	41

NET INCOME (LOSS) ATTRIBUTABLE TO ALCOA	$191	$(2,285)

EARNINGS PER SHARE ATTRIBUTABLE TO ALCOA COMMON SHAREHOLDERS:
Basic:
Net income (loss)	$0.18	$(2.14)
Average number of shares	1,066,650,500	1,069,517,485

Diluted:
Net income (loss)	$0.18	$(2.14)
Average number of shares*	1,076,478,519	1,069,517,485

Common stock outstanding at the end of the period	1,067,211,953	1,071,011,162

Shipments of aluminum products (metric tons)	5,197,000	4,994,000

*	For the year ended December 31, 2013, outstanding employee stock options and awards and Alcoa’s convertible notes were not included in the diluted average number of shares as their effect was anti-dilutive. For the year ended December 31, 2012, Alcoa’s convertible notes were not included in the diluted average number of shares as their effect was anti-dilutive.

Alcoa and subsidiaries

Consolidated Balance Sheet (unaudited)

(in millions)

	December 31, 2012	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$1,861	$1,437
Receivables from customers, less allowances of $39 in 2012 and $20 in 2013	1,399	1,221
Other receivables	340	597
Inventories	2,825	2,705
Prepaid expenses and other current assets	1,275	1,020

Total current assets	7,700	6,980

Properties, plants, and equipment	38,137	36,866
Less: accumulated depreciation, depletion, and amortization	19,190	19,227

Properties, plants, and equipment, net	18,947	17,639

Goodwill	5,170	3,415
Investments	1,860	1,907
Deferred income taxes	3,790	3,176
Other noncurrent assets	2,712	2,615

Total assets	$40,179	$35,732

LIABILITIES
Current liabilities:
Short-term borrowings	$53	$57
Accounts payable, trade	2,702	2,960
Accrued compensation and retirement costs	1,058	1,013
Taxes, including income taxes	366	376
Other current liabilities	1,298	1,044
Long-term debt due within one year	465	655

Total current liabilities	5,942	6,105

Long-term debt, less amount due within one year	8,311	7,607
Accrued pension benefits	3,722	3,186
Accrued other postretirement benefits	2,603	2,354
Other noncurrent liabilities and deferred credits	3,078	2,968

Total liabilities	23,656	22,220

EQUITY
Alcoa shareholders’ equity:
Preferred stock	55	55
Common stock	1,178	1,178
Additional capital	7,560	7,509
Retained earnings	11,689	9,272
Treasury stock, at cost	(3,881)	(3,762)
Accumulated other comprehensive loss	(3,402)	(3,666)

Total Alcoa shareholders’ equity	13,199	10,586

Noncontrolling interests	3,324	2,926

Total equity	16,523	13,512

Total liabilities and equity	$40,179	$35,732

Alcoa and subsidiaries

Statement of Consolidated Cash Flows (unaudited)

(in millions)

	Year ended December 31,
	2012	2013
CASH FROM OPERATIONS
Net income (loss)	$162	$(2,244)
Adjustments to reconcile net income (loss) to cash from operations:
Depreciation, depletion, and amortization	1,462	1,422
Deferred income taxes	(99)	158
Equity income, net of dividends	2	77
Impairment of goodwill	—	1,731
Restructuring and other charges	87	782
Net gain from investing activities – asset sales	(321)	(10)
Stock-based compensation	67	71
Excess tax benefits from stock-based payment arrangements	(1)	—
Other	63	4
Changes in assets and liabilities, excluding effects of acquisitions, divestitures, and foreign currency translation adjustments:
Decrease (increase) in receivables	104	(141)
Decrease in inventories	96	25
(Increase) in prepaid expenses and other current assets	(62)	(9)
(Decrease) increase in accounts payable, trade	(12)	326
(Decrease) in accrued expenses	(81)	(418)
Increase (decrease) in taxes, including income taxes	15	(23)
Pension contributions	(561)	(462)
Decrease (increase) in noncurrent assets	9	(153)
Increase in noncurrent liabilities	570	442

CASH PROVIDED FROM CONTINUING OPERATIONS	1,500	1,578
CASH USED FOR DISCONTINUED OPERATIONS	(3)	—

CASH PROVIDED FROM OPERATIONS	1,497	1,578

FINANCING ACTIVITIES
Net change in short-term borrowings (original maturities of three months or less)	(10)	5
Net change in commercial paper	(224)	—
Additions to debt (original maturities greater than three months)	972	1,852
Debt issuance costs	(5)	(3)
Payments on debt (original maturities greater than three months)	(1,489)	(2,317)
Proceeds from exercise of employee stock options	12	13
Excess tax benefits from stock-based payment arrangements	1	—
Dividends paid to shareholders	(131)	(132)
Distributions to noncontrolling interests	(95)	(109)
Contributions from noncontrolling interests	171	12

CASH USED FOR FINANCING ACTIVITIES	(798)	(679)

INVESTING ACTIVITIES
Capital expenditures	(1,261)	(1,193)
Proceeds from the sale of assets and businesses	615	13
Additions to investments	(300)	(293)
Sales of investments	31	—
Net change in restricted cash	87	170
Other	69	13

CASH USED FOR INVESTING ACTIVITIES	(759)	(1,290)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(18)	(33)

Net change in cash and cash equivalents	(78)	(424)
Cash and cash equivalents at beginning of year	1,939	1,861

CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,861	$1,437

Alcoa and subsidiaries

Segment Information (unaudited)

(dollars in millions, except realized prices; production and shipments in thousands of metric tons [kmt])

	4Q12	2012	1Q13	2Q13	3Q13	4Q13	2013
Alumina:
Alumina production (kmt)	4,079	16,342	3,994	4,161	4,214	4,249	16,618
Third-party alumina shipments (kmt)	2,440	9,295	2,457	2,328	2,603	2,578	9,966
Third-party sales	$803	$3,092	$826	$822	$846	$832	$3,326
Intersegment sales	$542	$2,310	$595	$581	$513	$546	$2,235
Equity income (loss)	$1	$5	$1	$(1)	$(2)	$(2)	$(4)
Depreciation, depletion, and amortization	$107	$455	$109	$115	$100	$102	$426
Income taxes	$2	$(27)	$14	$14	$17	$21	$66
After-tax operating income (ATOI)	$41	$90	$58	$64	$67	$70	$259

Primary Metals:
Aluminum production (kmt)	912	3,742	891	896	897	866	3,550
Third-party aluminum shipments (kmt)	768	3,056	705	693	686	717	2,801
Alcoa’s average realized price per metric ton of aluminum	$2,325	$2,327	$2,398	$2,237	$2,180	$2,157	$2,243
Third-party sales	$1,890	$7,432	$1,758	$1,620	$1,600	$1,618	$6,596
Intersegment sales	$643	$2,877	$727	$677	$691	$526	$2,621
Equity loss	$(11)	$(27)	$(9)	$(7)	$(13)	$(22)	$(51)
Depreciation, depletion, and amortization	$134	$532	$135	$132	$131	$128	$526
Income taxes	$157	$106	$1	$(25)	$(16)	$(34)	$(74)
ATOI	$316	$309	$39	$(32)	$8	$(35)	$(20)

Global Rolled Products:
Third-party aluminum shipments (kmt)	448	1,867	450	502	499	454	1,905
Third-party sales	$1,771	$7,378	$1,779	$1,877	$1,805	$1,645	$7,106
Intersegment sales	$33	$163	$51	$43	$47	$37	$178
Equity loss	$(2)	$(6)	$(4)	$(2)	$(3)	$(4)	$(13)
Depreciation, depletion, and amortization	$58	$229	$57	$55	$56	$58	$226
Income taxes*	$35	$159	$39	$32	$32	$5	$108
ATOI*	$77	$346	$81	$79	$71	$21	$252

Engineered Products and Solutions:
Third-party aluminum shipments (kmt)	52	222	55	58	60	56	229
Third-party sales	$1,348	$5,525	$1,423	$1,468	$1,437	$1,405	$5,733
Depreciation, depletion, and amortization	$40	$158	$40	$39	$40	$40	$159
Income taxes*	$71	$297	$84	$94	$91	$79	$348
ATOI*	$140	$612	$173	$193	$192	$168	$726

Reconciliation of ATOI to consolidated net income (loss) attributable to Alcoa:
Total segment ATOI*	$574	$1,357	$351	$304	$338	$224	$1,217
Unallocated amounts (net of tax):
Impact of LIFO	8	20	(2)	5	9	40	52
Interest expense	(78)	(319)	(75)	(76)	(70)	(73)	(294)
Noncontrolling interests	(15)	29	(21)	29	(20)	(29)	(41)
Corporate expense	(87)	(282)	(67)	(71)	(74)	(72)	(284)
Impairment of goodwill	—	—	—	—	—	(1,731)	(1,731)
Restructuring and other charges	(56)	(75)	(5)	(211)	(108)	(283)	(607)
Other*	(104)	(539)	(32)	(99)	(51)	(415)	(597)

Consolidated net income (loss) attributable to Alcoa	$242	$191	$149	$(119)	$24	$(2,339)	$(2,285)

The difference between certain segment totals and consolidated amounts is in Corporate.

*	On January 1, 2013, management revised the inventory-costing method used by certain locations within the Global Rolled Products and Engineered Products and Solutions segments, which affects the determination of the respective segment’s profitability measure, ATOI. Management made the change in order to improve internal consistency and enhance industry comparability. This revision does not impact the consolidated results of Alcoa. Segment information for all prior periods presented was revised to reflect this change.

Alcoa and subsidiaries

Calculation of Financial Measures (unaudited)

(dollars in millions)

Adjusted EBITDA Margin	Quarter ended			Year ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2012	December 31, 2013

Net income (loss) attributable to Alcoa	$242	$24	$(2,339)	$191	$(2,285)

Add:
Net income (loss) attributable to noncontrolling interests	15	20	29	(29)	41
Provision for income taxes	143	31	312	162	428
Other income, net	(345)	(7)	(10)	(341)	(25)
Interest expense	120	108	112	490	453
Restructuring and other charges	60	151	380	87	782
Impairment of goodwill	—	—	1,731	—	1,731
Provision for depreciation, depletion, and amortization	362	348	350	1,460	1,421

Adjusted EBITDA	$597	$675	$565	$2,020	$2,546

Sales	$5,898	$5,765	$5,585	$23,700	$23,032

Adjusted EBITDA Margin	10.1%	11.7%	10.1%	8.5%	11.1%

Alcoa’s definition of Adjusted EBITDA (Earnings before interest, taxes, depreciation, and amortization) is net margin plus an add-back for depreciation, depletion, and amortization. Net margin is equivalent to Sales minus the following items: Cost of goods sold; Selling, general administrative, and other expenses; Research and development expenses; and Provision for depreciation, depletion, and amortization. Adjusted EBITDA is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because Adjusted EBITDA provides additional information with respect to Alcoa’s operating performance and the Company’s ability to meet its financial obligations. The Adjusted EBITDA presented may not be comparable to similarly titled measures of other companies.

Free Cash Flow	Quarter ended			Year ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2012	December 31, 2013

Cash from operations	$933	$214	$920	$1,497	$1,578

Capital expenditures	(398)	(250)	(422)	(1,261)	(1,193)

Free cash flow	$535	$(36)	$498	$236	$385

Free Cash Flow is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because management reviews cash flows generated from operations after taking into consideration capital expenditures due to the fact that these expenditures are considered necessary to maintain and expand Alcoa’s asset base and are expected to generate future cash flows from operations. It is important to note that Free Cash Flow does not represent the residual cash flow available for discretionary expenditures since other non-discretionary expenditures, such as mandatory debt service requirements, are not deducted from the measure.

Alcoa and subsidiaries

Calculation of Financial Measures (unaudited), continued

(dollars in millions, except per-share amounts)

Adjusted Income	Quarter ended			Year ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2012	December 31, 2013

Net income (loss) attributable to Alcoa	$242	$24	$(2,339)	$191	$(2,285)

Restructuring and other charges	54	108	302	73	585

Discrete tax items*	(58)	7	361	(22)	360

Other special items**	(174)	(19)	1,716	20	1,697

Net income attributable to Alcoa – as adjusted	$64	$120	$40	$262	$357

Diluted EPS:
Net income (loss) attributable to Alcoa	$0.21	$0.02	$(2.19)	$0.18	$(2.14)

Net income attributable to Alcoa – as adjusted	0.06	0.11	0.04	0.24	0.33

Net income attributable to Alcoa – as adjusted is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because management reviews the operating results of Alcoa excluding the impacts of restructuring and other charges, discrete tax items, and other special items (collectively, “special items”). There can be no assurances that additional special items will not occur in future periods. To compensate for this limitation, management believes that it is appropriate to consider both Net (loss) income attributable to Alcoa determined under GAAP as well as Net income attributable to Alcoa – as adjusted.

*	Discrete tax items include the following:

•	for the quarter ended December 31, 2013, a charge for a valuation allowance related to certain U.S. and Spain deferred tax assets ($372), a benefit related to the interim period treatment of operational losses in certain foreign jurisdictions for which no tax benefit was recognized during the nine months ended September 30, 2013 ($3), and a net benefit for other miscellaneous items ($8);

•	for the quarter ended September 30, 2013, an unfavorable impact related to the interim period treatment of operational losses in certain foreign jurisdictions for which no tax benefit was recognized ($6) and a net charge for other miscellaneous items ($1);

•	for the quarter ended December 31, 2012, a benefit related to the interim period treatment of operational losses in certain foreign jurisdictions for which no tax benefit was recognized during the nine months ended September 30, 2012 ($39), a benefit for a change in the legal structure of an investment ($13), and a net benefit for other miscellaneous items ($6);

•	for the year ended December 31, 2013, a charge for a valuation allowance related to certain U.S. and Spain deferred tax assets ($372), a benefit related to the reinstatement under the American Taxpayer Relief Act of 2012 of two tax provisions that were applied in 2013 to Alcoa’s U.S income tax return for calendar year 2012 ($19), a charge related to prior year taxes in Spain and Australia ($10), and a net benefit for other miscellaneous items ($3); and

•	for the year ended December 31, 2012, a benefit for a change in the legal structure of an investment ($13), a benefit as a result of including the then anticipated gain from the sale of the Tapoco Hydroelectric Project in the calculation of the estimated annual effective tax rate applied to the results for the nine months ended September 30, 2012 ($12), a charge related to prior year U.S. taxes on certain depletable assets ($8), and a net benefit for other miscellaneous items ($5).

**	Other special items include the following:

•	for the quarter ended December 31, 2013, a goodwill impairment charge ($1,719), an unfavorable impact related to a temporary shutdown of one of the two smelter potlines at the joint venture in Saudi Arabia due to a period of pot instability ($9), a net favorable change in certain mark-to-market energy derivative contracts ($7), and an insurance recovery related to the March 2012 cast house fire at the Massena, NY location ($5);

•	for the quarter ended September 30, 2013, an insurance recovery related to the March 2012 cast house fire at the Massena, NY location ($12), a net favorable change in certain mark-to-market energy derivative contracts ($8), and the write off of inventory related to the permanent closure of two potlines at a smelter in Canada ($1);

•	for the quarter ended December 31, 2012, a gain on the sale of the Tapoco Hydroelectric Project ($161: $275 is included in the Primary Metals segment and $(114) is included in Corporate), a net favorable change in certain mark-to-market energy derivative contracts ($12), interest income on an escrow deposit ($8), and uninsured losses related to fire damage to the cast house at the Massena, NY location ($7);

•	for the year ended December 31, 2013, a goodwill impairment charge ($1,719), a net insurance recovery related to the March 2012 cast house fire at the Massena, NY location ($22), a net favorable change in certain mark-to-market energy derivative contracts ($15), an unfavorable impact related to a temporary shutdown of one of the two smelter potlines at the joint venture in Saudi Arabia due to a period of pot instability ($9), and the write off of inventory related to the permanent closure of two potlines at a smelter in Canada and a smelter in Italy ($6); and

•	for the year ended December 31, 2012, a gain on the sale of the Tapoco Hydroelectric Project ($161), a net increase in the environmental reserve related to the Grasse River remediation in Massena, NY, remediation at two former locations, East St. Louis, IL and Sherwin, TX, and two new remediation projects at the smelter sites in Baie Comeau, Quebec, Canada and Mosjřen, Norway ($133), a litigation reserve ($33), uninsured losses related to fire damage to the cast house at the Massena, NY location ($28), interest income on an escrow deposit ($8), and a net favorable change in certain mark-to-market energy derivative contracts ($5).

Alcoa and subsidiaries

Calculation of Financial Measures (unaudited), continued

(dollars in millions)

Days Working Capital	Quarter ended
	December 31, 2012	September 30, 2013	December 31, 2013

Receivables from customers, less allowances	$1,399	$1,422	$1,221
Add: Deferred purchase price receivable*	18	285	248

Receivables from customers, less allowances, as adjusted	1,417	1,707	1,469
Add: Inventories	2,825	2,893	2,705
Less: Accounts payable, trade	2,702	2,816	2,960

Working Capital	$1,540	$1,784	$1,214

Sales	$5,898	$5,765	$5,585

Days Working Capital	24	28	20

Days Working Capital = Working Capital divided by (Sales/number of days in the quarter).

*	The deferred purchase price receivable relates to an arrangement to sell certain customer receivables to several financial institutions on a recurring basis. Alcoa is adding back this receivable for the purposes of the Days Working Capital calculation.

Debt-to-Capital	December 31, 2013
	Debt-to- Capital	Cash and Cash Equivalents	Net Debt-to- Capital

Total Debt
Short-term borrowings	$57
Long-term debt due within one year	655
Long-term debt, less amount due within one year	7,607

Numerator	$8,319	$1,437	$6,882

Total Capital
Total debt	$8,319
Total equity	13,512

Denominator	$21,831	$1,437	$20,394

Ratio	38.1%		33.7%

Total Capital – as adjusted
Impairment of goodwill*	$1,719		$1,719
Deferred tax valuation allowance*	372		372

Denominator – as adjusted	$23,922		$22,485

Ratio – as adjusted	34.8%		30.6%

Net debt-to-capital is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because management assesses Alcoa’s leverage position after factoring in available cash that could be used to repay outstanding debt. Debt-to-capital – as adjusted and Net debt-to-capital – as adjusted are also non-GAAP financial measures. Management believes that these additional measures are meaningful to investors as the adjustments represent significant, unusual noncash items that are relevant to this metric.

*	See above calculation of adjusted income for additional information related to these items.

Alcoa and subsidiaries

Calculation of Financial Measures (unaudited), continued

(dollars in millions, except per metric ton amounts)

Segment Measures Adjusted EBITDA	Alumina					Primary Metals
	Quarter ended			Year ended		Quarter ended			Year ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2012	December 31, 2013

After-tax operating income (ATOI)	$41	$67	$70	$90	$259	$316	$8	$(35)	$309	$(20)

Add:
Depreciation, depletion, and amortization	107	100	102	455	426	134	131	128	532	526
Equity (income) loss	(1)	2	2	(5)	4	11	13	22	27	51
Income taxes	2	17	21	(27)	66	157	(16)	(34)	106	(74)
Other	(4)	(2)	(1)	(8)	(6)	(423)	2	(6)	(422)	(8)

Adjusted EBITDA	$145	$184	$194	$505	$749	$195	$138	$75	$552	$475

Production (thousand metric tons) (kmt)	4,079	4,214	4,249	16,342	16,618	912	897	866	3,742	3,550

Adjusted EBITDA / Production ($ per metric ton)	$36	$44	$46	$31	$45	$214	$154	$87	$148	$134

Alcoa’s definition of Adjusted EBITDA (Earnings before interest, taxes, depreciation, and amortization) is net margin plus an add-back for depreciation, depletion, and amortization. Net margin is equivalent to Sales minus the following items: Cost of goods sold; Selling, general administrative, and other expenses; Research and development expenses; and Provision for depreciation, depletion, and amortization. The Other line in the table above includes gains/losses on asset sales and other nonoperating items. Adjusted EBITDA is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because Adjusted EBITDA provides additional information with respect to Alcoa’s operating performance and the Company’s ability to meet its financial obligations. The Adjusted EBITDA presented may not be comparable to similarly titled measures of other companies.

Alcoa and subsidiaries

Calculation of Financial Measures (unaudited), continued

(dollars in millions, except per metric ton amounts)

Segment Measures Adjusted EBITDA	Global Rolled Products*					Engineered Products and Solutions*
	Quarter ended			Year ended		Quarter ended			Year ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2012	December 31, 2013

After-tax operating income (ATOI)	$77	$71	$21	$346	$252	$140	$192	$168	$612	$726

Add:
Depreciation, depletion, and amortization	58	56	58	229	226	40	40	40	158	159
Equity loss	2	3	4	6	13	—	—	—	—	—
Income taxes	35	32	5	159	108	71	91	79	297	348
Other	—	—	1	(2)	—	(9)	—	(2)	(9)	(2)

Adjusted EBITDA	$172	$162	$89	$738	$599	$242	$323	$285	$1,058	$1,231

Total shipments (thousand metric tons) (kmt)	465	519	481	1,943	1,989

Adjusted EBITDA / Total shipments ($ per metric ton)	$370	$312	$185	$380	$301

Third-party sales						$1,348	$1,437	$1,405	$5,525	$5,733

Adjusted EBITDA Margin						18.0%	22.5%	20.3%	19.1%	21.5%

Alcoa’s definition of Adjusted EBITDA (Earnings before interest, taxes, depreciation, and amortization) is net margin plus an add-back for depreciation, depletion, and amortization. Net margin is equivalent to Sales minus the following items: Cost of goods sold; Selling, general administrative, and other expenses; Research and development expenses; and Provision for depreciation, depletion, and amortization. The Other line in the table above includes gains/losses on asset sales and other nonoperating items. Adjusted EBITDA is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because Adjusted EBITDA provides additional information with respect to Alcoa’s operating performance and the Company’s ability to meet its financial obligations. The Adjusted EBITDA presented may not be comparable to similarly titled measures of other companies.

*	On January 1, 2013, management revised the inventory-costing method used by certain locations within the Global Rolled Products and Engineered Products and Solutions segments, which affects the determination of the respective segment’s profitability measure, ATOI. Management made the change in order to improve internal consistency and enhance industry comparability. This revision does not impact the consolidated results of Alcoa. Segment information for all prior periods presented was revised to reflect this change.

Alumina Limited
Market Data on Commodity Prices and Foreign Exchange Rates
10 January 2014
ALUMINA LIMITED

Disclaimer ALUMINA LIMITED
This presentation is not a prospectus or an offer of securities for subscription or sale in any jurisdiction.
Some statements in this presentation are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include:
(a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s Form 20-F for the year ended 31 December 2012.
Forward looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.
Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts.
2

LME aluminium prices (3-month)
ALUMINA LIMITED
~35% of AWAC’s 3rd party SGA shipments in 2014 expected to be generally based on link to
LME aluminium prices (3-month)
Daily
2,300
US$/t
2,150
2,000
1,850
1,700
4Q13^
01-Jan-12
01-Apr-12
01-Jul-12
01-Oct-12
01-Jan-13
01-Apr-13
01-Jul-13
01-Oct-13
31-Dec-13
^ Pricing relevant to AWAC 4Q alumina sales due to 2-month lag
Quarter average (lagged, US$/t)
2,106
2,191
1,959
1,982
2,045
1,976
1,844
4Q13^
1,846
1,788
1Q12 (Nov/Jan)
2Q12 (Feb/Apr)
3Q12 (May/Jul)
4Q12 (Aug/Oct)
1Q13 (Nov/Jan)
2Q13 (Feb/Apr)
3Q13 (May/Jul)
4Q13 (Aug/Oct)
1Q14 (Nov/Dec)
Sources: Thomson Reuters, January 2014
Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts
3

LME aluminium vs. spot alumina
ALUMINA LIMITED
Spot based alumina prices have been less volatile than the LME aluminium price
120
110
Index
100
90
80
01-Jan-12
01-Apr-12
01-Jul-12
01-Oct-12
01-Jan-13
01-Apr-13
01-Jul-13
01-Oct-13
31-Dec-13
Platts alumina - FOB Australia prices
LME Aluminium (3-month)
Sources: Alumina: Platts, January 2014. LME Aluminium: Thomson Reuters, January 2014
Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts
4

Platts alumina & implied LME linkage
ALUMINA LIMITED
AWAC’s 3rd party SGA shipments linked to spot or alumina price index expected to average ~65% in 2014
350
325
US$/t
300
275
250
225
200
4Q13^
19%
16%
13%
01-Jan-12
01-Apr-12
01-Jul-12
01-Oct-12
01-Jan-13
01-Apr-13
01-Jul-13
01-Oct-13
31-Dec-13
Platts alumina - FOB Australia prices (LHS)
Spot implied linkage to LME aluminium (3-month) (RHS)
^ Alumina spot index pricing relevant to AWAC 4Q alumina sales due to lag
Sources: Platts and Thomson Reuters, January 2014
Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts
5

LME aluminium (spot) and regional premiums
ALUMINA LIMITED
Weaker aluminium price partly offset by regional premiums
LME aluminium spot
2,400
US$/t
2,200
2,000
1,800
1,600
4Q13^
01-Jan-12
01-Jul-12
01-Jan-13
01-Jul-13
31-Dec-13
^ Pricing relevant to AWAC 4Q sales due to lag
Aluminium Japan regional premium*
250
US$/t
200
150
100
1 July 2013: LME announces proposal to tackle record queues in dominant locations
Jan-11
Jun-11
Nov-11
Apr-12
Sep-12
Feb-13
Jul-13
Dec-13
* Japan Aluminium Spot Premium (monthly data ) – Ingot, CIF, Western.
Note: Aluminium regional premium impacts AWAC smelter revenue
Sources: Thomson Reuters, January 2014 (LHS) & Harbor Aluminium January 2014 (RHS)
Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts
6

Foreign Exchange
ALUMINA LIMITED
AWAC’s largest exposure is to the Australian Dollar
Refinery Nameplate Capacity
Spain 9%
Brazil 8%
Jamaica 5%
Suriname 13%
USA 13%
Australia 52%
A$/US$*
4Q13
1.10
1.05
1.00
0.95
0.90
0.85
01-Jan-12
01-Apr-12
01-Jul-12
01-Oct-12
01-Jan-13
01-Apr-13
01-Jul-13
01-Oct-13
31-Dec-13
Euro/US$*
4Q13
1.40
1.35
1.30
1.25
1.20
01-Jan-12
01-Apr-12
01-Jul-12
01-Oct-12
01-Jan-13
01-Apr-13
01-Jul-13
01-Oct-13
31-Dec-13
Brazilian Real/US$*
4Q13
0.60
0.55
0.50
0.45
0.40
01-Jan-12
01-Apr-12
01-Jul-12
01-Oct-12
01-Jan-13
01-Apr-13
01-Jul-13
01-Oct-13
31-Dec-13
*Sources: Thomson Reuters, January 2014
Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts
7

Energy
ALUMINA LIMITED
Energy costs represent around a quarter of AWAC’s alumina production costs
Brent Crude (US$/bbl)*
$130
$115
$100
$85
01-Jan-12
01-Apr-12
01-Jul-12
01-Oct-12
01-Jan-13
01-Apr-13
01-Jul-13
01-Oct-13
31-Dec-13
Henry Hub (US$/MMBtu)*
$4.50
$3.00
$1.50
01-Jan-12
01-Apr-12
01-Jul-12
01-Oct-12
01-Jan-13
01-Apr-13
01-Jul-13
01-Oct-13
31-Dec-13
¡ AWAC refineries using oil:
– Spain
– Suriname
– Jamaica
Note: Brent Crude as indicative proxy for oil based refineries
¡ Point Comfort refinery on Henry Hub Gas
* Sources: Thomson Reuters, January 2014
Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts
8

Caustic Soda
ALUMINA LIMITED
AWAC sources caustic soda from multiple markets, including North-East Asia
$450
US$/t
$400
$350
$300
$250
1-Jul-13
1-Sep-13
1-Nov-13
31-Dec-13
FOB Northeast Asia
CFR Southeast Asia
FOB Rotterdam
FOB US Gulf
Source: Platts
Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts
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